320 Bay Street
Suite 1520
Toronto, Ontario
M5H 2R3 CANADA
Tel: (647) 260-8880
Fax: (647) 260-8881
www.gammongold.com

Gammon Gold to Release First Quarter 2011 Financial Results on May 12, 2011

Toronto, May 4, 2011: Gammon Gold Inc. (“Gammon Gold”) (TSX:GAM) and (NYSE:GRS) will release the Company’s first quarter financial results for the three-month period ended March 31, 2011 before the market opens on Thursday, May 12, 2011. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Thursday, May 12, 2011 starting at 9:00 am Eastern Time. Senior management will be on hand to discuss the results.

Conference Call Access:

  Canada & US Toll Free:                      1-(888) 231-8191

  International & Toronto:                    1-(647) 427-7450

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2011 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast.

To access the webcast please follow the link provided below: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3487440

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, May 19, 2011 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-849-0833                              Passcode: #60684299

  North America Toll Free: 1-800-642-1687                                  Passcode: #60684299

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3487440 or via the Company’s website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a publicly traded mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three producing mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate project in Sonora State, and the El Cubo mine in Guanajuato State. Gammon Gold also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion Project in the State of Nayarit, and has six exploration properties in various states throughout Mexico. Gammon’s executive office is located in Toronto, Ontario Canada.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
647-260-8880	647-260-8880

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